

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 6, 2012

Via E-mail
Mr. Peter Klamka, President
WTTJ, Inc.
1000 Country Club Road
Ann Arbor, MI 48105

> **Re:** **WTTJ Corp.**
> **Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed September 21, 2012**
> **File No. 000-54082**

Dear Mr. Klamka:

We conducted a limited review of the above-referenced filing and have the following comment.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2011

Item 1. Description of Business

Cautionary Statement for Purposes of "Safe Harbor Provisions" of the Private Securities Litigation Reform Act of 1995

1. Please confirm in a correspondence filed electronically that in subsequent filings you will delete any references to the statutory safe harbor of the Private Securities Litigation Reform Act or make clear each time you refer to Private Securities Litigation Reform Act that the safe harbor does not apply to your company, until such time as you may claim the safe harbor. We remind you that Section 27A(b)(1)(C) of the Securities Act and Section 21E(b)(1)(C) of the Securities Exchange Act state that the safe harbor for forward looking statements does not apply to statements made by companies that issue penny stock.

You may contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, me at (202) 551-3462 with any questions. Should you thereafter require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via E-mail
        Kevin M. Murphy Esq.